SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 03 April, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 11 March 2019
Exhibit 1.2	Director/PDMR Shareholding dated 12 March 2019
Exhibit 1.3	Transaction in Own Shares dated 13 March 2019
Exhibit 1.4	Transaction in Own Shares dated 18 March 2019
Exhibit 1.5	Transaction in Own Shares dated 20 March 2019
Exhibit 1.6	Transaction in Own Shares dated 26 March 2019
Exhibit 1.7	Director/PDMR Shareholding dated 28 March 2019
Exhibit 1.8	BP Annual Report and Form 20-F 2018 dated 29 March 2019
Exhibit 1.9	Total Voting Rights dated 29 March 2019
Exhibit 1.10	Transaction in Own Shares dated 29 March 2019

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	11 March 2019
Number of Shares purchased:	717,995
Highest price paid per Share (pence):	538.6000
Lowest price paid per Share (pence):	534.5000
Volume weighted average price paid per Share (pence):	536.2153

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	536.2153	717,995

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5169S_1-2019-3-11.pdf

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.3430	58
d)	Aggregated information - Volume - Price - Total	58 £5.3430 £309.89
e)	Date of the transaction	11 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.3430	58
d)	Aggregated information - Volume - Price - Total	58 £5.3430 £309.89
e)	Date of the transaction	11 March 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	13 March 2019
Number of Shares purchased:	709,686
Highest price paid per Share (pence):	546.2000
Lowest price paid per Share (pence):	537.1000
Volume weighted average price paid per Share (pence):	542.4933

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	542.4933	709,686

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8032S_1-2019-3-13.pdf

 Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	18 March 2019
Number of Shares purchased:	727,272
Highest price paid per Share (pence):	553.0000
Lowest price paid per Share (pence):	543.9000
Volume weighted average price paid per Share (pence):	550.0015

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	550.0015	727,272

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2175T_1-2019-3-18.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the " Company ") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the " Programme"):

Date of purchase:	20 March 2019
Number of Shares purchased:	719,412
Highest price paid per Share (pence):	559.8000
Lowest price paid per Share (pence):	552.5000
Volume weighted average price paid per Share (pence):	556.0096

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496

4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	556.0096	719,412

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5059T_1-2019-3-20.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	26 March 2019
Number of Shares purchased:	697,586
Highest price paid per Share (pence):	555.2000
Lowest price paid per Share (pence):	546.2000
Volume weighted average price paid per Share (pence):	551.9032

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	551.9032	697,586

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0916U_1-2019-3-26.pdf

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction
Restricted share units acquired pursuant to the BP Share Value Plan. A proportion of this award is subject to performance conditions over a three year performance period, after which the restricted share units are expected to vest.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	314,015
d)	Aggregated information - Volume - Price - Total	314,015 Nil consideration (market value £5.482) Nil (market value £1,721,430.23)
e)	Date of the transaction	25 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction
Restricted share units awarded under the BP Share Value Plan. A proportion of this award is subject to performance conditions over a three year performance period, after which the restricted share units are expected to vest.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	312,805
d)	Aggregated information - Volume - Price - Total	312,805 Nil consideration (market value £5.482) Nil (market value £1,714,797.01)
e)	Date of the transaction	25 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Restricted share units acquired pursuant to the BP Restricted Share Plan II. 50% of this award vests after 2 years with the remaining 50% vesting after 4 years.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	142,686
d)	Aggregated information - Volume - Price - Total	142,686 Nil consideration (market value £5.482) Nil (market value £782,204.65)
e)	Date of the transaction	25 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction
Restricted share units acquired pursuant to the BP Share Value Plan.A proportion of this award is subject to performance conditions over a three year performance period, after which the restricted share units are expected to vest.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	69,398
d)	Aggregated information - Volume - Price - Total	69,398 Nil consideration (market value $43.53) Nil (market value $3,020,894.94)
e)	Date of the transaction	25 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Restricted share units acquired pursuant to the BP Restricted Share Plan II. This award vests after 3 years.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	42,467
d)	Aggregated information - Volume - Price - Total	42,467 Nil consideration (market value $43.53) Nil (market value $1,848,588.51)
e)	Date of the transaction	25 March 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announces that the BP Annual Report and Form 20-F 2018 has been published. This document is publicly available via a direct link at www.bp.com/annualreport. This follows the release on 5 February 2019 of the Company's unaudited Fourth Quarter and Full Year 2018 results announcement (the 'Preliminary Announcement')

 In compliance with 9.6.1 of the Listing Rules, on 29 March 2019 the Company submitted a copy of the BP Annual Report and Form 20-F 2018 to the National Storage Mechanism.

This document will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

The BP Annual Report and Form 20-F 2018 will be delivered to the Registrar of Companies in due course and copies of this document may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Disclosure Guidance and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2018. This announcement should be read in conjunction with, and is not a substitute for reading, the full BP Annual Report and Form 20-F 2018.

The extracts from BP Annual Report and Form 20-F 2018 included in this announcement contain certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances  - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside of the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed elsewhere in BP Annual Report and Form 20-F 2018.

APPENDIX A - AUDIT REPORTS

Audited financial statements for 2018 are contained in the BP Annual Report and Form 20-F 2018. The Independent Auditor's Report on the consolidated financial statements is set out in full on pages 114-125 of the BP Annual Report and Form 20-F 2018. The Independent Auditor's Report on the consolidated financial statements is unqualified and does not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted in full and is unedited text from page 110 of the BP Annual Report and Form 20-F 2018. This statement relates solely to the BP Annual Report and Form 20-F 2018 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

Directors' responsibility statement

The directors confirm that to the best of their knowledge:

●      The consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the EU and in accordance with the provisions of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group.

●      The parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position, performance and cash flows of the company.

●      The management report, which is incorporated in the strategic report and directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that they face.

Helge Lund
Chairman
29 March 2019

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out on pages 55-56 of the BP Annual Report and Form 20-F 2018. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2018:

Risk factors
The risks discussed below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks
Prices and markets - our financial performance is impacted by fluctuating prices of oil, gas and refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.

Oil, gas and product prices are subject to international supply and demand and margins can be volatile. Political developments, increased supply from new oil and gas sources, technological change, global economic conditions and the influence of OPEC can impact supply and demand and prices for our products. Decreases in oil, gas or product prices could have an adverse effect on revenue, margins, profitability and cash flows. If significant or for a prolonged period, we may have to write down assets and re-assess the viability of certain projects, which may impact future cash flows, profit, capital expenditure and ability to maintain our long-term investment programme. Conversely, an increase in oil, gas and product prices may not improve margin performance as there could be increased fiscal take, cost inflation and more onerous terms for access to resources. The profitability of our refining and petrochemicals activities can be volatile, with periodic over-supply or supply tightness in regional markets and fluctuations in demand.

Exchange rate fluctuations can create currency exposures and impact underlying costs and revenues. Crude oil prices are generally set in US dollars, while products vary in currency. Many of our major project development costs are denominated in local currencies, which may be subject to fluctuations against the US dollar.

Access, renewal and reserves progression - inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves.

Delivering our group strategy depends on our ability to continually replenish a strong exploration pipeline of future opportunities to access and produce oil and natural gas. Competition for access to investment opportunities, heightened political and economic risks in certain countries where significant hydrocarbon basins are located, unsuccessful exploration activity and increasing technical challenges and capital commitments may adversely affect our strategic progress. This, and our ability to progress upstream resources and sustain long-term reserves replacement, could impact our future production and financial performance.

Major project delivery - failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.

We face challenges in developing major projects, particularly in geographically and technically challenging areas. Poor investment choice, efficiency or delivery, or operational challenges at any major project that underpins production or production growth could adversely affect our financial performance.

Geopolitical - exposure to a range of political developments and consequent changes to the operating and regulatory environment could cause business disruption.

We operate and may seek new opportunities in countries and regions where political, economic and social transition may take place. Political instability, changes to the regulatory environment or taxation, international sanctions, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism and acts of war may disrupt or curtail our operations or development activities. These may in turn cause production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and significant capital expenditure required.

Events in or relating to Russia, including trade restrictions and other sanctions, could adversely impact our income and investment in or relating to Russia. Our ability to pursue business objectives and to recognize production and reserves relating to these investments could also be adversely impacted.

Liquidity, financial capacity and financial, including credit, exposure - failure to work within our financial framework could impact our ability to operate and result in financial loss.

Failure to accurately forecast or work within our financial framework could impact our ability to operate and result in financial loss. Trade and other receivables, including overdue receivables, may not be recovered and a substantial and unexpected cash call or funding request could disrupt our financial framework or overwhelm our ability to meet our obligations.

An event such as a significant operational incident, legal proceedings or a geopolitical event in an area where we have significant activities, could reduce our credit ratings. This could potentially increase financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on the group's liquidity. Credit rating downgrades could also trigger a requirement for the company to review its funding arrangements with the BP pension trustees and may cause other impacts on financial performance. In the event of extended constraints on our ability to obtain financing, we could be required to reduce capital expenditure or increase asset disposals in order to provide additional liquidity. See Liquidity and capital resources on page 277 and Financial statements - Note 29.

Joint arrangements and contractors - varying levels of control over the standards, operations and compliance of our partners, contractors and sub-contractors could result in legal liability and reputational damage.

We conduct many of our activities through joint arrangements, associates or with contractors and sub-contractors where we may have limited influence and control over the performance of such operations. Our partners and contractors are responsible for the adequacy of the resources and capabilities they bring to a project. If these are found to be lacking, there may be financial, operational or safety risks for BP. Should an incident occur in an operation that BP participates in, our partners and contractors may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the arrangement. Where we do not have operational control of a venture, we may still be pursued by regulators or claimants in the event of an incident.

Digital infrastructure and cyber security - breach of our digital security or failure of our digital infrastructure including loss or misuse of sensitive information could damage our operations, increase costs and damage our reputation.

The oil and gas industry is subject to fast-evolving risks from cyber threat actors, including nation states, criminals, terrorists, hacktivists and insiders. A breach or failure of our digital infrastructure - including control systems - due to breaches of our cyber defences, or those of third parties, negligence, intentional misconduct or other reasons, could seriously disrupt our operations. This could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and legal liability. Furthermore, the rapid detection of attempts to gain unauthorized access to our digital infrastructure, often through the use of sophisticated and co-ordinated means, is a challenge and any delay or failure to detect could compound these potential harms. These could result in significant costs including the cost of remediation or reputational consequences.

Climate change and the transition to a lower carbon economy - policy, legal, regulatory, technology and market change related to the issue of climate change could increase costs, reduce demand for our products, reduce revenue and limit certain growth opportunities.

Changes in laws, regulations, policies, obligations, social attitudes and customer preferences relating to the transition to a lower carbon economy could have a cost impact on our business, including increasing compliance and litigation costs, and could impact our strategy. Such changes could lead to constraints on production and supply and access to new reserves. Technological improvements or innovations that support the transition to a lower carbon economy, and customer preferences or regulatory incentives related to such changes that alter fuel or power choices, such as towards low emission energy sources, could impact demand for oil and gas. Depending on the nature and speed of any such changes and our response, this could adversely affect the demand for our products, investor sentiment, our financial performance and our competitiveness. See Climate change on page 45.

Competition - inability to remain efficient, maintain a high quality portfolio of assets, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market.

Our strategic progress and performance could be impeded if we are unable to control our development and operating costs and margins, or to sustain, develop and operate a high quality portfolio of assets efficiently. We could be adversely affected if competitors offer superior terms for access rights or licences, or if our innovation in areas such as exploration, production, refining, manufacturing, renewable energy or new technologies lags the industry. Our performance could also be negatively impacted if we fail to protect our intellectual property.

Our industry faces increasing challenge to recruit and retain skilled and experienced people in the fields of science, technology, engineering and mathematics. Successful recruitment, development and retention of specialist staff is essential to our plans.

Crisis management and business continuity - failure to address an incident effectively could potentially disrupt our business.

Our business activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

Insurance - our insurance strategy could expose the group to material uninsured losses.

BP generally purchases insurance only in situations where this is legally and contractually required. Some risks are insured with third parties and reinsured by group insurance companies. Uninsured losses could have a material adverse effect on our financial position, particularly if they arise at a time when we are facing material costs as a result of a significant operational event which could put pressure on our liquidity and cash flows.

Safety and operational risks
Process safety, personal safety, and environmental risks - exposure to a wide range of health, safety, security and environmental risks could cause harm to people, the environment and our assets and result in regulatory action, legal liability, business interruption, increased costs, damage to our reputation and potentially denial of our licence to operate.

Technical integrity failure, natural disasters, extreme weather or a change in its frequency or severity, human error and other adverse events or conditions could lead to loss of containment of hydrocarbons or other hazardous materials or constrained availability of resources used in our operating activities, as well as fires, explosions or other personal and process safety incidents, including when drilling wells, operating facilities and those associated with transportation by road, sea or pipeline.

There can be no certainty that our operating management system or other policies and procedures will adequately identify all process safety, personal safety and environmental risks or that all our operating activities will be conducted in conformance with these systems. See Safety and security on page 43.

Such events or conditions, including a marine incident, or inability to provide safe environments for our workforce and the public while at our facilities, premises or during transportation, could lead to injuries, loss of life or environmental damage. As a result we could face regulatory action and legal liability, including penalties and remediation obligations, increased costs and potentially denial of our licence to operate. Our activities are sometimes conducted in hazardous, remote or environmentally sensitive locations, where the consequences of such events or conditions could be greater than in other locations.

Drilling and production - challenging operational environments and other uncertainties could impact drilling and production activities.

Our activities require high levels of investment and are sometimes conducted in challenging environments such as those prone to natural disasters and extreme weather, which heightens the risks of technical integrity failure. The physical characteristics of an oil or natural gas field, and cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations or stop production because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Security - hostile acts against our staff and activities could cause harm to people and disrupt our operations.

Acts of terrorism, piracy, sabotage and similar activities directed against our operations and facilities, pipelines, transportation or digital infrastructure could cause harm to people and severely disrupt operations. Our activities could also be severely affected by conflict, civil strife or political unrest.

Product quality - supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and impact our financial performance.

Failure to meet product quality standards could cause harm to people and the environment, damage our reputation, result in regulatory action and legal liability, and impact financial performance.

Compliance and control risks
Regulation - changes in the regulatory and legislative environment could increase the cost of compliance, affect our provisions and limit our access to new growth opportunities.

Governments that award exploration and production interests may impose specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field and possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. Royalties and taxes tend to be high compared with those imposed on similar commercial activities, and in certain jurisdictions there is a degree of uncertainty relating to tax law interpretation and changes. Governments may change their fiscal and regulatory frameworks in response to public pressure on finances, resulting in increased amounts payable to them or their agencies.

Such factors could increase the cost of compliance, reduce our profitability in certain jurisdictions, limit our opportunities for new access, require us to divest or write down certain assets or curtail or cease certain operations, or affect the adequacy of our provisions for pensions, tax, decommissioning, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group. Following the Gulf of Mexico oil spill, we may be subjected to a higher level of fines or penalties imposed in relation to any alleged breaches of laws or regulations, which could result in increased costs.

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.

Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including anti-bribery and corruption and anti-fraud laws, trade restrictions or other sanctions, could damage our reputation, result in litigation, regulatory action and penalties.

Treasury and trading activities - ineffective oversight of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.

We are subject to operational risk around our treasury and trading activities in financial and commodity markets, some of which are regulated. Failure to process, manage and monitor a large number of complex transactions across many markets and currencies while complying with all regulatory requirements could hinder profitable trading opportunities. There is a risk that a single trader or a group of traders could act outside of our delegations and controls, leading to regulatory intervention and resulting in financial loss, fines and potentially damaging our reputation. See Financial statements - Note 29.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

External reporting of financial and non-financial data, including reserves estimates, relies on the integrity of systems and people. Failure to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to our reputation.

APPENDIX D - RELATED PARTY TRANSACTIONS

Disclosures in relation to the related party transactions are set out on pages 168-170 and page 300 of the BP Annual Report and Form 20-F 2018. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2018:

Extract from Note 16 Investments in joint ventures, BP Annual Report and Form 20-F 2018, page 168:

Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2018		2017		2016
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at31 December
LNG, crude oil and oil products, natural gas	4,603	251	3,578	352	3,327	291

						$ million
Purchases from joint ventures		2018		2017		2016
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amountpayable at 31 December
LNG, crude oil and oil products, natural gas, refinery operating costs, plant processing fees	1,336	300	1,257	176	943	120

The terms of the outstanding balances receivable from joint ventures are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

Extract from Note 17 Investments in associates, BP Annual Report and Form 20-F 2018, page 170:

Transactions between the group and its associates are summarized below.

						$ million
Sales to associates		2018		2017		2016
Product	Sales	Amount receivable at31 December	Sales	Amount receivable at31 December	Sales	Amount receivable at31 December
LNG, crude oil and oil products, natural gas	2,064	393	1,612	216	3,643	765

						$ million
Purchases from associates		2018		2017		2016
Product	Purchases	Amount payable at31 December	Purchases	Amount payable at31 December	Purchases	Amount payable at31 December
Crude oil and oil products, natural gas, transportation tariff	14,112	2,069	11,613	1,681	8,873	2,000

In addition to the transactions shown in the table above, in 2018 BP acquired a 49% stake in LLC Kharampurneftegaz, a Rosneft subsidiary, which will develop subsoil resources within the Kharampurskoe and Festivalnoye licence areas in Yamalo-Nenets Autonomous Okrug in northern Russia. BP's interest in LLC Kharampurneftegaz is accounted for as an associate.

The terms of the outstanding balances receivable from associates are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

The majority of the sales to and purchases from associates relate to crude oil and oil products transactions with Rosneft.

BP has commitments amounting to $11,303 million (2017 $13,932 million), primarily in relation to contracts with its associates for the purchase of transportation capacity. For information on capital commitments in relation to associates see Note 13.

Extract from BP Annual Report and Form 20-F 2017, page 300:

Related-party transactions

Transactions between the group and its significant joint ventures and associates are summarized in Financial statements - Note 16 and Note 17. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have any material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2018 to 15 March 2019.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

For a full glossary of terms, see BP Annual Report and Form 20-F 2018, pages 315-319.

1.        Extracted in full and unedited text from the Chairman's letter, BP Annual Report and Form 20-F 2018, pages 6-7:

Dear fellow shareholder,
2018 has been a year of very good operating performance, important strategic progress and continued change. Our teams have delivered strong results across the business and we are well positioned to continue to deliver value as we play our part in the dual challenge of delivering more energy with fewer emissions.

It was an honour to be appointed chairman of BP. I have huge respect for the responsibilities that come with the role and I will do my utmost to provide thoughtful leadership to the board of directors and support for Bob Dudley and his team as we advance BP in a changing energy landscape.

BP's strong position is a great tribute to my predecessor as chairman, Carl-Henric Svanberg. During his nine-year tenure Carl-Henric did an outstanding job of guiding our company through difficult times. On behalf of the board, I want to thank him for his contribution.

It has been a pleasure to get to know my new colleagues on the board, and I believe we have a wide ranging combination of diversity, skills, experience and knowledge that we need to steer the company through a landscape that is both uncertain and presents opportunities. Last year we welcomed Dame Alison Carnwath and Pamela Daley to the board, each with extensive experience gained in a range of executive and non-executive roles in large companies. And this year we say farewell to Alan Boeckmann and Admiral Frank 'Skip' Bowman. Alan and Skip have both made valuable contributions during their tenures, particularly through their leadership and membership of our safety, ethics and environment assurance committee.

Strengthening organizational culture and capability
The work of the board will continue to evolve over time to make sure that BP is best positioned to advance the energy transition, embrace digital disruption and meet society's changing expectations of major companies. In my short time so far at BP I have already seen for myself many examples of the commitment of our people. Their drive and determination have brought BP to where it is today, and I want to thank them for their hard work. It is critically important we continue to strengthen our organizational capabilities - both by developing our people and by continuing to attract the world's top talent. We look forward to doing this by continuing to foster a diverse and inclusive culture, where everyone feels valued.

Our progressive, pragmatic approach to the energy transition
There are two defining priorities for our industry. One is to produce more energy to meet growing global demand as emerging economies develop and provide people with a better quality of life. The other is to play our part in reducing greenhouse gas emissions. I am of the view that more energy with fewer emissions - the dual challenge - can be met if a progressive and pragmatic approach is taken to the energy transition.

In BP we recognize that energy in many forms will be required, produced in ways that are cleaner and better. That is why we see ourselves not just as an oil and gas business but as a global energy business. We also recognize that we must be constantly improving and seeking out new ideas and possibilities. We must be able to learn fast and able to harness all the potential of the rapid advances in digital and other new technologies.

Earning trust through strong values
Pursuing this approach, BP is guided by its values of safety, respect, excellence, courage and one team. These are values I personally share. I believe they help to build trust with our people, partners, the communities in which we work, and with you, the owners of the company.

Above all, our primary focus has to always be on operating safely and reliably, minute by minute, day after day.Protecting people, the environment and our assets is always our top priority and the bedrock on which success is built. I think of it as having the tightest defence in the league, like a good football team. If you have a strong defence, you can be more forward looking, compete harder and be better positioned to win.

We value the dialogue we have with you and others, sharing our achievements, our challenges and our plans and seeking your views. This report is one of many ways we update you on our activities and progress. This year, the board is pleased to support a resolution that has been proposed by a group of our investors at our annual general meeting in May. The resolution, if passed, will pave the way for additional reporting to help investors better understand how BP's strategy is consistent with the Paris climate goals. We see this as an important opportunity for investors to appraise our progress in responding to the dual challenge. Further details can be found in the Notice of Meeting, to be published in April.

Our clear purpose
Finally, I think it is important for BP's success that we have a clear purpose - one that is strongly linked to society's needs. That is why one of the first things I have done with the board is review our purpose in line with our strategy and values. Our purpose is to advance energy to improve people's lives, Today the world needs more energy than ever but with fewer emissions. To help meet this dual challenge we have to be financially strong and make sure we continue to be an attractive investment through the energy transition.

I look forward to working with Bob and the team as we advance the energy transition, delivering through our strategy, guided by our values and inspired by our purpose. I also look forward to hearing from you, and meeting many of you, in the coming months and years as we look to reward your trust and confidence in BP.

Helge Lund
Chairman
29 March 2019

2.        Extracted in full and unedited text from the Group chief executive's letter, BP Annual Report and Form 20-F 2018, page 8:

Dear fellow shareholder,
I am pleased to report that 2018 was another remarkable year for BP. Our safety performance continued to improve overall, helping to create record operational reliability, which led to strong production, and record refining throughput.

Strength in numbers
This ultimately contributed to us maintaining a healthy balance sheet as we more than doubled our underlying profit, nearly doubled our return on average capital employed, and significantly increased operating cash flow.

It was a year in which we secured our biggest deal in 20 years, acquiring BHP's world-class unconventional oil and gas onshore US assets. We also made progressive moves in mobility, such as the acquisition of the UK's leading electric vehicle charging network to create BP Chargemaster.

BP is in good shape. Our strategy is delivering value for you, our shareholders, while being flexible and agile for the energy transition underway.

● We continued to focus on advantaged oil and gas in the Upstream, delivering new supplies of gas from four of our six new major projects brought online in 2018. We are also expanding our LNG portfolio and developing new markets in transport and power.

● In the Downstream, we expanded our retail offer, as seen by more than 25% growth in our convenience partnerships, to around 1.400 sites  worldwide.

● As we pursue venturing and low carbon across multiple fronts, Lightsource BP doubled its global solar presence to 10 countries.

● And we underpinned all this by continuing to modernize our plants, processes and portfolio by harnessing the potential of digital and new technologies to provide greater efficiencies, reliability and safety.

Advancing the energy transition
The deals we made and the strategy we have in place are evidence that BP is a forward-looking energy business. One that is already playing an active role in advancing the energy transition.

That's why we are making bold changes across our entire business to reduce emissions in our operations, improve products to help customers reduce their own emissions, and to create new low carbon businesses. This is our 'reduce, improve, create' (RIC) framework and we are backing it up with clear targets. I am pleased to report we are making good progress against these targets.

BP is also working with peers on a range of fronts, in particular to tackle methane emissions and create opportunities for carbon capture, utilization and storage. You'll see this in our work with the Oil and Gas Climate Initiative, which I chair, and whose members now represent 30% of global oil and gas production.

As well as action across the industry, at BP we understand that meeting our own low carbon ambitions is a shared responsibility across our entire business. That's why we are now incentivizing around 36,000 employees who are eligible for an annual cash bonus to play a role by linking their reward to one of our emissions reduction targets.

Possibilities everywhere
We will continue to be open and transparent about our ambitions, plans and progress, recognizing that the trust of our shareholders and other stakeholders is essential to BP remaining a reliable and attractive long-term investment. And only by ensuring we remain a world-class investment, can we most effectively play our part in advancing a low carbon future.

As a global energy business with scale, expertise and strong relationships around the world, we don't just believe we have an important part to play in the dual challenge, we see value-generating opportunities for BP throughout the energy transition.

We're making good progress delivering our strategy while flexing and adapting to an environment that is changing fast. We have a great team at BP and I would like to thank them all for their continued dedication and relentless commitment to advancing the energy transition.

Bob Dudley
Group chief executive
29 March 2019

3.        Extracted in full and unedited text from "Group performance", BP Annual Report and Form 20-F 2018, pages 19-21:

Financial and operating performance

	$ million except per share amounts
	2018	2017	2016
Profit (loss) before interest and taxation	19,378	9,474	(430)
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(2,655)	(2,294)	(1,865
Taxation	(7,145)	(3,712)	2,467
Non-controlling interests	(195)	(79)	(57)
Profit (loss) for the yearb	9,383	3,389	115
Inventory holding (gains) losses, before tax	801	(853)	(1,597)
Taxation charge (credit) on inventory holding gains and losses	(198)	225	483
RC profit (loss)	9,986	2,761	(999)
Net (favourable) adverse impact of non-operating items and fair value accounting effects, before tax	3,380	3,730	6,746
Taxation charge (credit) on non-operating items and fair value accounting effects	(643)	(325)	(3,162)
Underlying RC profit	12,723	6,166	2,585
Dividends paid per share - cents	40.5	40.0	40.0
- pence	30.568	30.979	29.418

a This does not form part of BP's Annual Report on Form 20-F as filed with the SEC.

b  Profit (loss) attributable to BP shareholders.

Results
Profit for the year ended 31 December 2018 was $9.4 billion, compared with $3.4 billion in 2017. Including inventory holding losses, replacement cost (RC) profit was $10.0 billion, compared with $2.8 billion in 2017. After adjusting for a net charge for non-operating items of $2.8 billion and net favourable fair value accounting effects of $68 million (both on a post-tax basis), underlying RC profit for the year ended 31 December 2018 was $12.7 billion, an increase of $6.6 billion compared with 2017. The increase was predominantly due to higher results in Upstream, as well as Downstream and Rosneft segments, partly offset by higher taxes. The upstream result reflected higher oil prices, record plant reliability and the benefit of new major projects start-ups. The downstream result reflected stronger refining margins and strong fuels marketing growth. The Rosneft segment result primarily reflected higher oil prices.

Profit for the year ended 31 December 2017 was $3.4 billion, compared with $115 million in 2016. Excluding inventory holding gains, RC profit was $2.8 billion, compared with a loss of $1.0 billion in 2016. After adjusting for a net charge for non-operating items of $3.3 billion and net adverse fair value accounting effects of $96 million (both on a post-tax basis), underlying RC profit for the year ended 31 December 2017 was $6.2 billion, an increase of $3.6 billion compared with 2016. The increase was predominantly due to higher results in both Upstream and Downstream segments. The upstream result reflected higher oil and gas prices and increased production. The downstream result reflected strong refining performance, including an improved margin environment and growth in fuels marketing.

Non-operating items
The net charge for non-operating items was $2.8 billion post-tax in 2018, mainly related to additional charges for the Gulf of Mexico oil spill, environmental and other provisions, and further restructuring costs. The group restructuring programme originally announced in 2014 has now been completed.

The net charge for non-operating items was $3.3 billion post-tax in 2017. This includes a charge of $1.7 billion recognized in the fourth quarter relating to business economic loss and other claims associated with the Gulf of Mexico oil spill and a $0.9 billion deferred tax charge following the change in the US tax rate enacted in December 2017. In addition, the net charge also reflected an impairment charge in relation to upstream assets.

More information on non-operating items and fair value accounting effects can be found on pages 276 and 320. See Financial statements - Note 2 for further information on the impact of the Gulf of Mexico oil spill on BP's financial results.

Taxation
The charge for corporate income taxes was $7,145 million in 2018 compared with $3,712 million in 2017. The increase mainly reflects the higher level of profit in 2018. In 2017 the charge for corporate income taxes included a one-off deferred tax charge of $0.9 billion in respect of the revaluation of deferred tax assets and liabilities following the reduction in the US federal corporate income tax rate. A further credit of $121 million following a clarification of the legislation has been included in 2018. The effective tax rate (ETR) on the profit or loss for the year was 43% in 2018, 52% in 2017 and 107% in 2016. The ETR for all three years was impacted by various one-off items.

Adjusting for inventory holding impacts, non-operating items which include the impact of the US tax rate change, fair value accounting effects and the deferred tax adjustments as a result of the reduction in the UK North Sea supplementary charge in 2016, the adjusted ETR on RC profit was 38% in 2018 (2017 38%, 2016 23%). The adjusted ETR for 2017 was higher than 2016, predominantly due to changes in the geographical mix of profits, notably the impact of the renewal of our interest in the Abu Dhabi onshore oil concession. In the current environment the adjusted ETR in 2019 is expected to be around 40%.

Cash flow and net debt information

			$ million
	2018	2017	2016
Operating cash flow excluding Gulf of Mexico oil spill paymentsa	26,091	24,098	17,583
Operating cash flow	22,873	18,931	10,691
Net cash used in investing activities	(21,571)	(14,077)	(14,753)
Net cash provided by (used in) financing activities	(4,079)	(3,296)	1,977
Cash and cash equivalents at end of year	22,468	25,586	23,484
Capital expenditure
Organic capital expenditure	(15,140)	(16,501)	(16,675)
Inorganic capital expenditure	(9,948)	(1,339)	(777)
	(25,088)	(17,840)	(17,452)
Gross debt	65,799	63,230	58,300
Net debt	44,144	37,819	35,513
Gross debt ratio (%)	39.3%	38.6%	37.6%
Nebt debt ratio (%)	30.3%	27.4%	26.8%

a This does not form part of BP's Annual Report on Form 20-F as filed with the SEC.

Operating cash flow
Net cash provided by operating activities for the year ended 31 December 2018 was $22.9 billion, $4.0 billion higher than the $18.9 billion reported in 2017. Operating cash flow in 2018 reflects $3.5 billion of pre-tax cash outflows related to the Gulf of Mexico oil spill (2017 $5.3 billion). Compared with 2017, operating cash flows in 2018 reflected improved business results, including a more favourable price environment and higher production, partly offset by working capital effects, and a $1.7 billion increase in income taxes paid.

Movements in working capital adversely impacted cash flow in the year by $4.8 billion. There was an adverse impact on working capital from the Gulf of Mexico oil spill of $3.1 billion. Other working capital effects, principally an increase in other current and non-current assets partially offset by a decrease in inventory, had an adverse effect of $1.7 billion. BP actively manages its working capital balances to optimize and reduce volatility in cash flow.

There was an increase in net cash provided by operating activities of $8.2 billion in 2017 compared with 2016, of which $1.7 billion related to lower pre-tax cash outflows related to the Gulf of Mexico oil spill. Compared with 2016, operating cash flows in 2017 were impacted by improved business results, including a more favourable price environment and higher production, working capital effects, and a $2.5-billion increase in income taxes paid.

Movements in working capital adversely impacted cash flow in 2017 by $3.4 billion. There was an adverse impact on working capital from the Gulf of Mexico oil spill of $5.2 billion. Other working capital effects, arising from a variety of different factors had a favourable effect of $1.8 billion. Receivables and inventories increased during the year principally due to higher oil prices. The effect of this on operating cash flow was more than offset by a corresponding increase in payables.

Net cash used in investing activities
Net cash used in investing activities for the year ended 31 December 2018 increased by $7.5 billion compared with 2017.

The increase mainly reflected higher inorganic capital expenditure of $6.7 billion in relation to the BHP acquisition and a reduction of $0.6 billion in net disposal proceeds.

The decrease of $0.7 billion in 2017 compared with 2016 mainly reflected an increase of $0.8 billion in disposal proceeds.

There were no significant cash flows in respect of acquisitions in 2017 and 2016.

Total capital expenditure for 2018 was $25.1 billion (2017 $17.8 billion), of which organic capital expenditure was $15.1 billion (2017 $16.5 billion). Sources of funding are fungible, but the majority of the group's funding requirements for new investment comes from cash generated by existing operations. We expect organic capital expenditure to be in the range of $15-17 billion in 2019.

Divestment proceeds for 2018 were $2.9 billion (2017 $3.4 billion, 2016 $2.6 billion). In addition, we received a $0.6-billion loan repayment relating to the refinancing of Trans Adriatic Pipeline AG, and total divestment and other proceeds for 2018 amounted to $3.5 billion. In 2017 divestment proceeds included amounts received for the disposal of our interest in the Shanghai SECCO Petrochemical Company Limited joint venture. In addition, we received $0.8 billion in relation to the initial public offering of BP Midstream Partners LP's common units, shown within financing activities in the group cash flow statement, and total divestment and other proceeds for 2017 amounted to $4.3 billion. BP intends to complete more than $10 billion of divestments over the next two years, which includes plans announced following the BHP transaction.

Net cash used in financing activities
Net cash used in financing activities for the year ended 31 December 2018 was $4.1 billion, compared with $3.3 billion used in financing activities in 2017. This was mainly the result of an increase of $0.9 billion in net proceeds from financing offset by a reduction of $1.1 billion in cash received in relation to non-controlling interests and an increase in dividend payments of $0.5 billion.

In 2017 the net cash used in financing activities reflected a reduction of $3.5 billion in net proceeds from financing. The total dividend paid in cash in 2017 was $1.5 billion higher than in 2016.

Total dividends distributed to shareholders in 2018 were 40.50 cents per share, 0.50 cents higher than 2017. This amounted to a total distribution to shareholders of $8.1 billion (2017 $7.9 billion, 2016 $7.5 billion), of which shareholders elected to receive $1.4 billion (2017 $1.7 billion, 2016 $2.9 billion) in shares under the scrip dividend programme. The total amount distributed in cash during the year amounted to $6.7 billion (2017 $6.2 billion, 2016 $4.6 billion).

Debt
Gross debt at the end of 2018 increased by $2.6 billion from the end of 2017. The gross debt ratio at the end of 2018 increased by 0.7%. Net debt at the end of 2018 increased by $6.3 billion from the 2017 year-end position. The net debt ratio at the end of 2018 increased by 2.9%. At current oil prices, and in line with growing free cash flow supported by divestment proceeds, we expect gearing to move towards the middle of our targeted range of 20-30% in 2020. Net debt and the net debt ratio are non-GAAP measures. See Financial statements - Note 27 for gross debt, which is the nearest equivalent measure on an IFRS basis, and for further information on net debt. Cash and cash equivalents at the end of 2018 were $3.1 billion lower than 2017. For information on financing the group's activities, see Financial statements - Note 29 and Liquidity and capital resources on page 277.

4.        Extracted in full and unedited text from "Upstream", BP Annual Report and Form 20-F 2018, pages 22-27:

Upstream

Financial performance

	$ million
	2018	2017	2016
Sales and other operating revenuesa	56,399	45,440	33,188
RC profit before interest and tax	14,328	5,221	574
Net (favourable) adverse impact of non-operating items and fair value accounting effects	222	644	(1,116)
Underlying RC profit (loss) before interest and tax	14,550	5,865	(542)
Organic capital expenditureb	12,027	13,763	14,344

a  Includes sales to other segments.

b A reconciliation to GAAP information at the group level is provided on page 275.

Financial results
Sales and other operating revenues for 2018 increased compared with 2017, primarily reflecting higher liquids realizations, higher production and higher gas marketing and trading revenues. The increase in 2017 compared with 2016 primarily reflected higher liquids realizations, higher production and higher gas marketing and trading revenues.

Replacement cost profit before interest and tax for the segment included a net non-operating charge of $183 million. This primarily relates to impairment charges associated with a number of assets, following changes in reserves estimates, the decision to dispose of certain assets and the decision to relinquish a number of leases expiring in the near future, partially offset by reversals of prior year impairment charges. See Financial statements - Note 5 for further information. Fair value accounting effects had an adverse impact of $39 million relative to management's view of performance.

The 2017 result included a net non-operating charge of $671 million, primarily related to impairment charges associated with a number of assets, following changes in reserves estimates, and the decision to dispose of certain assets. Fair value accounting effects had a favourable impact of $27 million relative to management's view of performance. The 2016 result included a net non-operating gain of $1,753 million, primarily related to the reversal of impairment charges associated with a number of assets, following a reduction in the discount rate applied and changes to future price assumptions. Fair value accounting effects had an adverse impact of $637 million.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost result before interest and tax was significantly higher in 2018 compared with 2017. This primarily reflected higher liquids and gas realizations, higher production and lower exploration write-offs.

Compared with 2016 the 2017 result reflected higher liquids realizations, and higher production including the impact of the Abu Dhabi onshore concession renewal and major projects start-ups, partly offset by higher depreciation, depletion and amortization, and higher exploration write-offs.

Organic capital expenditure was $12.0 billion.

In total, disposal transactions generated $2.1 billion in proceeds in 2018, with a corresponding reduction in net proved reserves of 229mmboe within our subsidiaries. The major disposal transactions during 2018 were the disposal of our interests in the Bruce, Keith and Rhum fields in the UK North Sea and our interest in the Greater Kuparuk Area in the US, the consideration for which was a 16.5% interest in the Clair field in North Sea. More information on disposals is provided in Upstream analysis by region on page 279 and Financial statements - Note 4.

5.        Extracted in full and unedited text from "Downstream", BP Annual Report and Form 20-F 2018, pages 28-33:

Downstream

Extract from BP Annual Report and Form 20-F 2018, page 30:

Financial performance

	$ million
	2018	2017	2016
Sale of crude oil through spot and term contracts	62,484	47,702	31,569
Marketing, spot and term sales of refined products	195,020	159,475	126,419
Other sales and operating revenues	13,185	12,676	9,695
Sales and other operating revenuesa	270,689	219,853	167,683
RC profit before interest and taxb
Fuels	5,261	4,679	3,337
Lubricants	1,065	1,457	1,439
Petrochemicals	614	1,085	386
	6,940	7,221	5,162
Net (favourable) adverse impact of non-operating items and fair value accounting effects
Fuels	381	193	390
Lubricants	227	22	84
Petrochemicals	13	(469)	(2)
	621	(254)	472
Underlying RC profit before interest and taxb
Fuels	5,642	4,872	3,727
Lubricants	1,292	1,479	1,523
Petrochemicals	627	616	384
	7,561	6,967	5,634
Organic capital expenditurec	2,781	2,399	2,102
a  Includes sales to other segments.

b Income from petrochemicals produced at our Gelsenkirchen and Mulheim sites in German is reported in the fuels business. Segment-level overhead expenses are included in the fuels business result.

c A reconciliation to GAAP information at the group level is provided on page 275.

Financial results
Sales and other operating revenues in 2018 were higher due to higher crude and product prices. Sales and other operating revenues in 2017 were higher than 2016 due to higher crude and product prices as well as higher sales volumes.

Replacement cost (RC) profit before interest and tax for 2018 included a net non-operating charge of $716 million, primarily reflecting restructuring costs. The 2017 result included a net non-operating gain of $389 million, primarily reflecting the gain on disposal of our share in the Shanghai SECCO Petrochemical Company Limited (SECCO) joint venture in petrochemicals, while the 2016 result included a net non-operating charge of $24 million, mainly relating to a gain on disposal in our fuels business which was more than offset by restructuring and other charges. In addition fair value accounting effects had a favourable impact of $95 million, compared with an adverse impact of $135 million in 2017 and $448 million in 2016.

After adjusting for non-operating items and fair value accounting effects, underlying RC profit before interest and tax in 2018 was $7,561 million.

Our fuels business
Underlying RC profit before interest and tax for our fuels business was higher compared with 2017, reflecting continued growth in fuels marketing and refining despite 2018 having one of the highest levels of turnaround activity in our history. This was partially offset by a weaker contribution from supply and trading. Compared with 2016, the 2017 result was higher, reflecting stronger refining performance and growth in fuels marketing, partially offset by a weaker contribution from supply and trading.

Extract from BP Annual Report and Form 20-F 2018, page 33:

Our lubricants business
The lubricants business delivered an underlying RC profit before interest and tax that was lower than 2017. The 2018 results reflected continued premium brand growth, more than offset by the adverse lag impact of increasing base oil prices, as well as adverse foreign exchange rate movements. The 2017 results reflected growth in premium brands and growth markets, offset by the adverse lag impact of increasing base oil prices.

Extract from BP Annual Report and Form 20-F 2018, page 33:

Our petrochemicals business
In 2018 the petrochemicals business delivered an underlying RC profit before interest and tax that was higher compared with 2017 - which in turn was higher than 2016. The 2018 result reflected an improved margin environment, increased margin optimization and continued cost management focus, partially offset by a higher level of turnaround activity and the divestment of our 50% shareholding in the SECCO joint venture, which completed in the fourth quarter of 2017. Compared with 2016, the higher result in 2017 reflected an improved margin environment, higher margin optimization, the benefits from our efficiency programmes and a lower level of turnaround activity. This was partially offset by the impact of the divestment of our interest in the SECCO joint venture.

6.        Extracted in full and unedited text from "Rosneft", BP Annual Report and Form 20-F 2018, page 36:

Rosneft
Rosneft segment performance
BP's investment in Rosneft is managed and reported as a separate segment under IFRS. The segment result includes equity-accounted earnings, representing BP's 19.75% share of the profit or loss of Rosneft, as adjusted for the accounting required under IFRS relating to BP's purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP's interest in TNK-BP. See Financial statements - Note 17 for further information.

	$ million
	2018	2017	2016
Profit before interest and taxa b	2,288]	923	643
Inventory holding (gains) losses	(67)	(87)	(53)
RC profit before interest and tax	2,221	836	590
Net change (credit) for non-operating items	95	-	(23)
Underlying RC profit before interest and tax	2,316	836	567

a BP's share of Rosneft's earnings after finance costs, taxation and non-controlling interests is included in the BP group income statement within profit before interest and taxation.

b Includes $(5) million (2017 $(2) million, 2016 $3 million) of foreign exchange (gain)/losses arising on the dividend received.

Financial results
Replacement cost (RC) profit before interest and tax for the segment included a non-operating charge of $95 million for 2018 and a non-operating gain of $23 million for 2016, whereas the 2017 results did not include any non-operating items.

After adjusting for non-operating items, the increase in the underlying RC profit before interest and tax compared with 2017 primarily reflected higher oil prices and favourable foreign exchange, partially offset by adverse duty lag effects.

Compared with 2016, the 2017 result was affected by higher oil prices partially offset by adverse foreign exchange effects. The 2017 result also benefited from a $163-million gain representing the BP share of a voluntary out-of-court settlement between Sistema, Sistema-Invest and the Rosneft subsidiary, Bashneft. See also Financial statements - Notes 17 and 32 for other foreign exchange effects.

7.        Extracted in full and unedited text from "Other business and corporate", BP Annual Report and Form 20-F 2018, page 37:
  Petrochemicals
Other businesses and corporate

Financial performance

	$ million
	2018	2017	2016
Sales and other operating revenuesa	1,678	1,469	1,667
RC profit (loss) before interest and tax
Gulf of Mexico oil spill	(714)	(2,687)	(6,640)
Other	(2,807)	(1,758)	(1,517)
RC profit (loss) before interest and tax	(3,521)	(4,445)	(8,157)
Net adverse impact of non-operating items
Gulf of Mexico oil spill	714	2,687	6,640
Other	1,249	160	279
Net charge (credit) for non-operating items	1,963	2,847	6,919
Underlying RC profit (loss) before interest and tax	(1,558)	(1,598)	(1,238)
Organic capital expenditureb	332	339	229

a Includes sales to other segments.
b A reconciliation to GAAP information at the group level is provided on page 275.

The replacement cost (RC) loss before interest and tax for the year ended 31 December 2018 was $3,521 million (2017 $4,445 million, 2016 $8,157 million). The 2018 result included a net charge for non-operating items of $1,963 million, including Gulf of Mexico oil spill related costs of $714 million (non-operating items in 2017 $2,847 million, 2016 $6,919 million). For further information, see Financial statements - Note 2.

After adjusting for these non-operating items, the underlying RC loss before interest and tax for the year ended 31 December 2018 was $1,558 million, similar to prior year (2017 $1,598 million, 2016 $1,238 million).

Exhibit 1.9

BP p.l.c.
Total voting rights and share capital

As at 29 March 2019, the issued share capital of BP p.l.c. comprised 20,346,382,157 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,262,930,568. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,351,464,657. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	29 March 2019
Number of Shares purchased:	688,105
Highest price paid per Share (pence):	559.0000
Lowest price paid per Share (pence):	553.4000
Volume weighted average price paid per Share (pence):	556.6007

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited(intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	556.6007	688,105

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5706U_1-2019-3-29.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 April 2019
/s/ J. BERTELSEN
------------------------
J. BERTELSEN
Company Secretary